Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

Website: www.gazitglobe.com

August 24, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Completion of Gazit-Globe’s Debenture Offering in Israel

In accordance with Section 30 of the Israeli Securities Law, 1968, and the Securities Regulations (Announcement on the Results of a Prospectus Issuance), 1969, Gazit-Globe Ltd. (the “Company”) is pleased to report the results of its public offering of Series L Debentures in Israel.

1.	The Company offered up to NIS 810,000,000 par value of Series L Debentures in Israel.

2.	The Company accepted 97 bids to purchase an aggregate NIS 720,000,000 par value of Series L Debentures raising a total gross aggregate amount of approximately NIS 729.4 million (approximately US$ 190 million).

3.	The debentures bear a coupon rate of 4% per annum, CPI-adjusted.

4.	The debentures were rated Aa3/Stable by Midroog (a subsidiary of Moody’s) and ilAA-/Stable by Standard & Poor’s Maalot.

5.	The Series L Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

6.	The Series L Debentures will not be offered in any province or territory of Canada and will not be sold to residents of any province or territory of Canada other than in compliance with Canadian securities laws.

7.	This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe Ltd.